[ALDERWOODS LOGO]

May 17, 2006

Ms. Christine Adams

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Building 2, Room 3724

Washington, D.C. 20549

Re:	Alderwoods Group, Inc.
Form 10-K for fiscal year ended December 31, 2005
Filed March 13, 2006

Form 10-Q for the fiscal quarter ended March 25, 2006
Filed May 1, 2006
File No. 0-33277

Dear Ms. Adams,

This is to confirm receipt of the Division’s comment letter dated May 16, 2006. As a follow-up to our telephone conversation of today’s date, I would like to confirm our intent to respond to the same on or before June 16, 2006.

Sincerely,

Alderwoods Group, Inc.

Kenneth A. Sloan

Chief Financial Officer

CC:	Ellen Neeman
Alderwoods Group, Inc.
SVP, Legal and Compliance